UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________
FORM 12b-25
_____________________________________

NOTIFICATION OF LATE FILING

(Check one):     ☐Form 10-K  ☐Form 20-F  ☐Form 11-K ☒Form 10-Q  ☐Form N-SAR ☐Form N-CSR

For Period Ended:    September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fenix Parts, Inc.
Full Name of Registrant

Former Name if Applicable

One Westbrook Corporate Center, Suite 920
Address of Principal Executive Office (Street and Number)

Westchester, Illinois 60154
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s filing of its quarterly report on Form 10-Q for the quarter ended September 30, 2016 has been delayed due to the transition time necessitated by the Company’s recent change in its auditors. This delay could not have been eliminated by the Company without unreasonable effort and expense.

More specifically, the delay is attributable in large part to the complexity of accounting for the Company’s multiple business combinations, the coordination of the transition of responsibilities between the Company’s prior and new independent registered public accounting firms, and additional procedures on purchase accounting and inventory following the Company’s recent receipt of a subpoena from the Chicago Regional Office of the SEC requiring the production of various documents.

In addition, the Company was not in compliance with a certain loan covenant in its credit facility and had not yet received a written waiver from the lender for such non-compliance as of the due date of the Form 10-Q. The Company has been in discussions with the lender with respect to the written waiver, which the Company expects to receive.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Pettit	(708)	407-7200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The quarterly report on Form 10-Q for the quarter ended June 30, 2016 has not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the third and fourth quarters of 2015, the Company acquired three additional operating businesses as subsidiaries. The earnings statement with respect to the quarter ended September 30, 2015, the corresponding period for the last fiscal year, included only a short period of operations for one of the three businesses, acquired in the third quarter of 2015, and did not include the operations of the other two businesses, acquired in the fourth quarter of 2015. The earnings statement for the quarter ended September 30, 2016 will reflect the Company’s results of operations for all of its subsidiaries, including these three businesses, throughout that period.

Fenix Parts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By:	/s/ Kent Robertson
	Name:	Kent Robertson
	Title:	President and Chief Executive Officer